NXT ENERGY SOLUTIONS INC

As at and for the three month period ended March 31, 2011

NXT ENERGY SOLUTIONS INC Consolidated Balance Sheets (Unaudited) (Expressed in Canadian dollars except share data)

		March 31, 2011	December 31, 2010
Assets
Current assets:
Cash and cash equivalents		$ 1,392,809	$ 464,583
Short term investments		304,787	905,651
Accounts receivable		-	3,071
Work-in-progress		49,550	-
Prepaid expenses and other		77,196	45,941
		1,824,342	1,419,246

Restricted cash [note 4]		359,081	101,856
Property and equipment		504,540	525,804
		$ 2,687,963	$ 2,046,906

Liabilities and Shareholders' Equity
Current liabilities:
Trade payables		$ 275,793	$ 443,423
Accrued liabilities [note 3]		212,314	133,165
Current portion of capital lease obligation		10,684	10,684
		498,791	587,272
Long term liabilities:
Capital lease obligation		5,866	8,153
Asset retirement obligation		55,321	54,444
		559,978	649,869

Future operations [note 1]
Commitments and contingencies [note 8]

Shareholders' equity:
Preferred shares: - authorized unlimited
Issued: 10,000,000		3,489,000	3,489,000
Common shares: - authorized unlimited
Issued: 34,002,396 shares as of March 31, 2011 (2010 - 30,801,796) [note 5]		53,195,772	52,031,435
Contributed capital		5,018,354	4,659,026
Deficit		(60,286,076)	(59,493,359)
Accumulated other comprehensive income		710,935	710,935
		2,127,985	1,397,037
		$ 2,687,963	$ 2,046,906

Signed "George Liszicasz"	Signed "Brian Kohlhammer"
Director	Director

The accompanying notes to these consolidated financial statements are an integral part of these consolidated balance sheets.

NXT ENERGY SOLUTIONS INC Consolidated Statements of Loss and Comprehensive Loss (Unaudited) (Expressed in Canadian dollars except share data)

	For the three months ended March 31,
	2011	2010
Expense
Survey cost	$ -	$ 118,056
Administrative	733,408	1,148,084
Amortization, depreciation and depletion	36,267	44,291
	769,675	1,310,431
	(769,675)	(1,310,431)

Other expense (income)
Interest income	(2,417)	(947)
Loss on foreign exchange	24,942	12,312
Loss on sale of property	-	1,074
Accretion of asset retirement obligation	877	997
Other income	(360)	(1,395)
	23,042	12,041
Net loss and comprehensive loss	$ (792,717)	$ (1,322,472)

Net loss per share unit [note 5]
Basic and diluted	$ (0.02)	$ (0.04)

The accompanying notes to these consolidated financial statements are an integral part of these consolidated statements of loss and comprehensive loss.

NXT ENERGY SOLUTIONS INC Consolidated Statements of Cash Flow (Unaudited) (Expressed in Canadian dollars)

	For the three months ended March 31,
	2011	2010
Operating activities
Net loss	$ (792,717)	$ (1,322,472)

Amortization, depreciation and depletion	36,267	44,291
Accretion of asset retirement obligation	877	997
Stock-based compensation expense	29,942	69,356
Asset retirement obligations paid	-	(199)
Unrealized foreign exchange	31,280	1,995
Changes in non-cash working capital
Accounts receivable	3,071	1,034,948
Work-in-progress	(49,550)	(250,869)
Prepaid expenses and other	(31,255)	(21,178)
Unearned revenue	-	91,025
Trade payables	(167,630)	(42,572)
Accrued liabilities	79,149	22,434
Net cash used by operating activities	(860,566)	(372,244)

Financing activities
Repayment of capital lease	(2,287)	(2,102)
Issue of common shares and warrants, net of issuance costs	1,493,723	20,936
Net cash generated by financing activities	1,491,436	18,834

Investing activities
Invested in property and equipment	(15,003)	(41,036)
Increase in restricted cash	(257,225)	-
Decrease in short term investments	600,864	-
Net cash generated (used) by investing	328,636	(41,036)
Effect of exchange rate on cash	(31,280)	(1,995)
Net cash inflow (outflow)	928,226	(396,441)
Cash and cash equivalents, beginning of period	464,583	4,174,145

Cash and cash equivalents, end of period	$ 1,392,809	$ 3,777,704

Cash interest paid	$ 384	$ 570

The accompanying notes to these consolidated financial statements are an integral part of these consolidated statements of cash flow.

NXT ENERGY SOLUTIONS INC Consolidated Statements of Shareholders' Equity (Unaudited) (Expressed in Canadian dollars except share data)

	For the three months ended	For the year ended
	March 31, 2011	December 31, 2010
Common Shares
Balance at beginning of the period	$ 52,031,435	$ 51,934,360

Issued upon exercise of stock options and warrants	-	97,075
Issued through private placement; net of issue costs	1,164,337	-

Balance at end of the period	53,195,772	52,031,435

Preferred Shares
Balance at beginning and end of period	3,489,000	3,489,000

Contributed Capital
Balance at beginning of the period	4,659,026	3,939,953

Option and warrant compensation costs	29,942	761,630
Contributed capital transferred to common shares pursuant to exercise of options and warrants	-	(42,557)
Value attributed to warrants issued through private placement	329,386	-

Balance at end of the period	5,018,354	4,659,026

Deficit
Balance at beginning of the period	(59,493,359)	(55,040,931)

Net loss for the period	(792,717)	(4,452,428)

Balance at end of the period	(60,286,076)	(59,493,359)

Accumulated Other Comprehensive Income
Balance at beginning and end of the period	710,935	710,935

Total Shareholders' Equity at end of period	$ 2,127,985	$ 1,397,037

The accompanying notes to the consolidated financial statements are an integral part of the condensed consolidated statements of shareholder's equity.

NXT ENERGY SOLUTIONS INC Notes to the Consolidated Financial Statements For the three month period ended and as at March 31, 2011 (Unaudited) (Expressed in Canadian dollars unless otherwise stated)

1. Organization and Ability to Continue Operations

NXT Energy Solutions Inc ("we", "company" or "NXT") was incorporated under the laws of the State of Nevada on September 27, 1994. NXT was continued from the State of Nevada to the Province of Alberta, Canada on October 24, 2003.

We own a proprietary technology called Stress Field Detection ("SFD®"). SFD® is a remote sensing airborne survey system that is designed to identify areas with oil and natural gas reserve potential. This technology was acquired from NXT's current CEO and President on December 31, 2005 following a ten year period wherein the company controlled the technology through a series of licensing agreements.

For the ten year period prior to 2006 the company had engaged in extensive activities to develop, validate and obtain industry acceptance of SFD®. These pre-2006 activities included conducting SFD® surveys for oil and gas industry partners on a cost recovery basis and participating as a joint venture partner in SFD® identified exploration wells. By December 31, 2005 the company had accumulated approximately $47.6 million of deficits in conducting these activities.

This early period was effective in developing the technology to a stage where SFD® was both technically ready and had the required industry validation to embark on the commercial phase of the company. In 2006 the company began this commercialization phase and began offering SFD® survey services to the oil and gas clients engaged in exploration activities with a focus on potential clients operating in the Canadian western sedimentary basin. In the period 2006 through to the end of 2008 the company earned $9.8 million of survey revenue in Canada, accumulated an additional $5.1 million in deficits, yet generated $0.9 million of cash in operating activities and invested $0.8 million in property and equipment.

The financial crisis of 2008 that affected a number of markets resulted in a dramatic decline in the company's Canadian market opportunities and caused the company to re-focus its sales activities towards international markets in 2009. In 2009 the company commenced operations in Colombia. Since the beginning of 2009 until the end of the first quarter 2011, the company earned $4.1 million of survey revenue in Colombia with $3.7 million earned in 2009 and $0.4 million in 2010 and nil in 2011. From 2009 to the end of the first quarter in 2011 the company has accumulated an additional $7.6 million in deficits, used $6.2 million of cash in operating activities and invested $0.3 million in property and equipment.

Despite having provided services to clients since 2006, the company is still in the early stage of commercializing its SFD® technology. The generation of positive cash flow from operations in the future will depend largely on its ability to demonstrate the value of our survey system to a larger client base than the current number of clients serviced by the company and to increase its revenues as contemplated by our business plan. Management recognizes that this early commercialization phase can last for several years. While the company is in this early stage of commercialization, the company’s financial position is materially impacted by the loss or gain of any one client. The company's ability to continue operations is dependent on obtaining financing and attracting future clients.

These consolidated financial statements have been prepared on a going concern basis in accordance with United States generally accepted accounting principles. The going concern basis of presentation assumes that the company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business. There is significant doubt about the appropriateness of the use of the going concern assumption because the company has experienced losses and negative cash flow from operations over the past several years and has working capital as at March 31, 2011 of $1.3 million. Management believes that current working capital is not sufficient to support the company's operations for the next twelve months without additional revenue or capital.

The company anticipates generating both net income and cash from operations in future years with its business model; however, the occurrence and timing of this outcome cannot be predicted with certainty.

These consolidated financial statements do not include any adjustments to amounts and classifications of assets and liabilities or reported expenses that would be necessary should we be unable to raise additional capital or generate sufficient net income and cash from operations as required in future years to continue as a going concern.

2. Significant Accounting Policies

Basis of Presentation

These interim consolidated financial statements have been prepared by management in accordance with generally accepted accounting principles of the United States of America in accordance with the same accounting policies and methods used in preparing the consolidated financial statements for the fiscal year ended December 31, 2010. These interim statements should be read in conjunction with the 2010 annual consolidated financial statements as they contain disclosure which is supplemental to our annual consolidated financial statements and accordingly certain disclosure normally required for annual financial statements has been condensed or omitted.

Consolidation

We have consolidated the accounts of our wholly owned subsidiaries in the course of preparing these consolidated financial statements. All significant inter-company balances and transactions among NXT and its subsidiaries have been eliminated and are therefore not reflected in these consolidated financial statements. As of March 31, 2011 the company consisted of NXT Energy Solutions Inc. and two inactive subsidiaries in the United States.

3. Accrued Liabilities
	As at
	March 31, 2011	December 31, 2010
Legal and accounting	$ 148,181	$ 118,065
Consultant fees	9,250	15,100
Directors' fees	13,183	-
Other	41,700	-
	$ 212,314	$ 133,165

4. Restricted Cash

Restricted cash consists of U.S. dollar money market securities deposited by the company with two financial institutions to provide security for these institutions to issue bank letters of credits for the benefit of third parties. A Barbados bank holds U.S. $42,408 on deposit to satisfy a contractual requirement related to ongoing SFD® survey services in Colombia. These funds are encumbered until 2012. A Canadian chartered bank held on deposit at March 31, 2011 in aggregate U.S. $327,000 to satisfy contractual requirements related to one SFD® survey contract scheduled for completion in Asia in 2011. U.S. $60,000 of these Asian contract deposits were released to the company in April 2011 upon the company satisfying its bid bond requirements. The remaining U.S. $267,000 shall be held on deposit to satisfy the performance bond requirement for this survey.

5. Common Shares

The company has an unlimited number of shares authorized.

The following table provides a continuity of common shares and their value:

	Common Shares
	Shares	Amount
As at December 31, 2010	30,801,796	$ 52,031,435
Transactions during the three months ended March 31, 2011
Issued through private placement; net of issue costs and value of warrants	3,200,600	1,164,337
As at March 31, 2011	34,002,396	$ 53,195,772

The company closed a non-brokered private placement on February 16, 2011 for aggregate proceeds of $1,600,300 (net $1,493,723) including $40,000 from two company officers. At this closing the company issued 3,200,600 units at a price of $0.50 per unit where each unit consisted of one common share and one warrant. Each warrant entitles the holder to acquire an additional common share at a price of $0.60 per share on or before the expiry date of February 16, 2012. The expiry date may become accelerated at the discretion of the company if the shares trade at a price greater than $0.90 for 10 consecutive trading days. In connection with this closing, the company paid a finder's fee of $72,600 and issued 145,320 warrants with the same terms as above.

The common shares were recorded at a value equal to the net proceeds less the $329,386 fair value attributed to the 3,345,920 warrants issued pursuant to this private placement.

Reconciliation of Earnings per Share Calculations

For the three months ended March 31, 2011
	Net Loss	Weighted Average Shares Outstanding	Per Unit
Basic and diluted	$ (792,717)	32,330,972	$ (0.02)

For the three months ended March 31, 2010
	Net Loss	Weighted Average Shares Outstanding	Per Unit
Basic and diluted	$ (1,322,472)	30,739,574	$ (0.04)

All options, warrants and preferred shares were excluded from the diluted earnings per share calculation for the periods ended March 31, 2011 and 2010 as they were antidilutive.

6. Employee, Directors and Contractor Options

We have summarized below all outstanding options under the Plans as of March 31, 2011:

	Outstanding options	Weighted average exercise price of outstanding options	Options exercisable	Weighted average exercise price of exercisable options
Under $0.50	171,600	$ 0.45	166,600	$ 0.45
$0.50 - $0.99	1,963,204	$ 0.62	1,471,037	$ 0.63
	2,134,804	$ 0.61	1,637,637	$ 0.61

				Weighted average remaining contractual life (years)
Under $0.50				4.5
$0.50 - $0.99				1.9
				2.1

	For the three months ended		For the year ended
	March 31, 2011		December 31, 2010
	# of options	Weighted average exercise price	# of options	Weighted average exercise price
Outstanding at beginning of period	2,134,804	$ 0.61	2,757,204	$ 1.76
Granted (including 2,113,204 options re-priced at a $0.63 exercise price in 2010)	150,000	$ 0.53	2,362,104	$ 0.62
Cancelled for re-pricing	-	$ -	(2,113,204)	$ 1.92
Forfeited	-	$ -	(431,300)	$ 1.48
Expired	(150,000)	$ 0.63	(340,000)	$ 0.66
Exercised	-	$ -	(100,000)	$ 0.55
Options outstanding as at end of period	2,134,804	$ 0.61	2,134,804	$ 0.61
Exercisable as at end of period	1,637,637	$ 0.61	1,737,637	$ 0.61

Unvested options outstanding as of March 31, 2011 and December 31, 2010 all vest at a rate of one-third at the end of each of the first three years following the date of grant except as noted below. Options generally lapse, if unexercised, five years from the date of vesting.

In the first quarter of 2011 one officer of the company was granted 150,000 options at an excise price of $0.53 per share with one third of the options vesting at the date of grant and one-third vesting at the end of each of the following two years. These options will expire three years from the date of grant. In the first quarter of 2010 an officer of the company exercised 50,000 options at a strike price of $0.40.

Compensation Expense Associated with Grant of Options
The grant date fair value for option grants is calculated using the Black Scholes option valuation model utilizing the following weighted average assumptions:

	For the three months ended
	March 31, 2011	March 31, 2010
Expected dividends paid per common share	Nil	Nil
Expected life (years)	3	3
Expected volatility in the price of common shares (%)	94%	102%
Risk free interest rate (%)	1.5%	2.0%
Weighted average grant date fair market value per share	$ 0.32	$ 0.40

The intrinsic value of options exercised in the first quarter of 2010 was $0.80 per share.

As of March 31, 2011 and 2010 there was $111,537 and $678,661 respectively of total unrecognized compensation cost related to non-vested share based compensation awards granted under the stock option plan. This cost will be recognized over the remaining vesting period.

7. Warrants

Continuity of warrants for the period ended March 31, 2011:

	As at March 31, 2011
	# of warrants	Weighted average exercise price
Outstanding as at beginning of period	-	$ -
Granted	3,345,830	$ 0.60
Outstanding as at end of period	3,345,830	$ 0.60

There were no warrants outstanding in 2010.

Value Associated with Grant of Warrants
The value for warrants pursuant to the private placement closed on February 16, 2011 is calculated using the Black Scholes warrant valuation model utilizing the following weighted average assumptions:

For the three months ended
March 31, 2011
Expected dividends paid per common share	Nil
Expected life (years)	0.8
Expected volatility in the price of common shares (%)	94%
Risk free interest rate (%)	1.5%
Weighted average grant date fair market value per share	$ 0.14

8. Commitments and Contingencies

The company has an office lease until October 31, 2012 which requires minimum monthly lease payments of $32,212.

9. Comparative Figures

Certain amounts in the consolidated financial statements have been reclassified in the comparative periods to conform to the current year's presentation.